

April 15, 2021

Zachary Kirkhorn
Chief Financial Officer
Tesla, Inc.
3500 Deer Creek Road
Palo Alto, CA 94304

> **Re: Tesla, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 8, 2021**
> **File No. 001-34756**

Dear Mr. Kirkhorn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K Filed February 8, 2021

Financial Statements
Consolidated Statements of Operations, page 55

1. We note the sale of regulatory credits has increased substantially in 2020 and now exceeds your revenues from other activities such as automotive leasing. As regulatory credit sales represent sales of an intangible asset, it appears you should either present the revenues separately as their own source of revenue or present them in your "Services and other" category to avoid investor confusion. We further note your inclusion of the sales of regulatory credits in Automotive Sales is favorably impacting your gross profit metrics, which could lead to further investor confusion regarding the nature and quality of your automotive sales margins. This comment also applies to your tabular presentation within your Results of Operations discussion on page 40 of MD&A. Please refer to Rule 5-03(1) of Regulation S-X for guidance.

Zachary Kirkhorn
Tesla, Inc.
April 15, 2021
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing